FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Introducing the Porsche Design P'9982 Smartphone from BlackBerry	2.

Document 1

  NEWS RELEASE
November 19, 2013

FOR IMMEDIATE RELEASE

Introducing the Porsche Design P'9982 Smartphone from BlackBerry

Productivity Designed for you

Stuttgart/London. Porsche Design and BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced the elite, new, all-touch Porsche Design P’9982 Smartphone from BlackBerry and a second Crocodile model strictly limited to just 500 devices worldwide. Uniquely designed and expertly crafted, the P’9982 is exquisitely fashioned from high-quality materials and features a customized version of the BlackBerry 10.2 Operating System to give you the ultimate personal experience.

The P’9982, which extends the Porsche Design luxury brand’s range of modern luxury smartphones, features a satin finished frame forged from the finest quality stainless steel, complemented by a hand-wrapped genuine Italian leather back door. The back door of the limited edition model is hand-wrapped in genuine Crocodile leather. Distinguishable by its special series of PIN numbers, owners of the P’9982 will be instantly recognizable in the exclusive world of Porsche Design smartphone owners. The smartphone carries Porsche Design’s luxurious, iconic styling uniquely through the BlackBerry 10 experience to give you an exquisite handset purposely built to excel at mobile communications, messaging and productivity.

“Engineered Luxury meets Powered Performance – what has been true for the first Porsche Design smartphone is even truer for the all-touch P’9882,” says Juergen Gessler, CEO of the Porsche Design Group. “Once again the collaboration with BlackBerry has led to a device that implements our Iconic Style credo without compromises. With the P’9982 we extend our range of modern luxury smartphones and establish ourselves as a market leader in this segment.”

“The new all-touch P’9982 smartphone combines a unique design from an iconic brand with the power of BlackBerry 10,” said Alistair Hamilton, Senior Vice President of Design at BlackBerry. “Every aspect of this smartphone has been purposely designed and built for a powerful premium experience.”

The new P’9982 smartphone comes with a customized version of the powerful BlackBerry 10.2 OS, with key features such as:
•
BlackBerry® Priority Hub – BlackBerry® Hub is the one place to manage all your conversations and notifications. The new BlackBerry Priority Hub intelligently filters messages to give you instant access to the conversations and content most essential to you, helping you stay organized and focused on the most important tasks.

•
BlackBerry® Keyboard – The BlackBerry® Keyboard learns how you type, what words you use, and can correct your mistakes on-the-fly. It can also give you next-word suggestions that you can simply flick into your message, helping you type perfect text, every time.

•
BBM™ Video with Screen Share – BBM™ Video with Screen Share takes video chatting further by letting you simply swipe to share what’s on your display. With BlackBerry® Natural Sound your BBM Voice and Video calls will sound like you are in the same room.

•
Camera Time Shift mode and BlackBerry® Story Maker – The camera’s Time Shift mode starts capturing your picture before you even take it, giving you the power to pick the  perfect moment. BlackBerry Storymaker lets you take a collection of photos and videos, and add music and effects, to create an HD movie that you can instantly share.

•
BBM™ Now in any app – BlackBerry 10 continues to refine the unique communications experience of the platform. If a BBM message arrives, you can instantly reply to the message without even leaving the app you’re in.

•
Apps for the Porsche Design customer – The BlackBerry® World™ storefront showcases essential apps for the P’9982 smartphone customer, including productivity apps, games, videos and music based on what apps you’ve downloaded. Get the best on BlackBerry World, uniquely suited to you.

Find your individual look with exclusive Porsche Design accessories that have been specially selected to perfectly complement your new P’9982 smartphone. Inbox, you’ll find everything you need including the premium stereo headset, a polishing cloth, USB cable for high-speed data transfer and an international charging kit. The P’9982 smartphone also offers exclusive after market accessories including handcrafted backdoors made from fine Italian leather that are available in three colors, so you can choose a look to express your individuality.

The Porsche Design P’9982 smartphone from BlackBerry will be available from Porsche Design stores, select carriers and retailers around the world beginning on November 21 with the exclusive retail launch at Harrods, Knightsbridge, London. The limited Crocodile edition will be available beginning early December, and will be exclusive to the Porsche Design shop-in-shop at Harrods.

For more information about the P’9982 please visit www.blackberry.com/p9982, and to view a video of the smartphone visit http://youtu.be/huC1ae3XeGk

About Porsche Design
Porsche Design is a luxury brand and was founded in 1972 by Professor Ferdinand Alexander Porsche. The products represent functional, timeless and purist design, and boast an impressive innovative standard. All of the brand's products are designed from the Porsche Design Studio and are sold around the world in its own shops, as well as in franchises, concessions, high-end department stores, exclusive specialist stores and in the official online shop (www.porsche-design.com).

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

BlackBerry
Media Contact:
Kiyomi Rutledge
Public Relations Manager, North America
519-597-1321
krutledge@blackberry.com

or

Morgan Evans
Public Relations Manager, UK & Ireland
+44 (0) 7703747285
moevans@blackberry.com

or

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

or

Porsche Design Group
Christian Weiss
Head of Public Relations
+49 [0] 711 911-12943
christian.weiss@porsche.de

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 19, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer